UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                             GENESEE & WYOMING INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    371559105
                                 (CUSIP Number)

                                 T. MICHAEL LONG
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                               New York, New York
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 11, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         371559105

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

                                7       SOLE VOTING POWER

           NUMBER OF                    -0-
                                ------------------------------------------------
            SHARES              8       SHARED VOTING POWER

         BENEFICIALLY                   1,849,545 (1)
                                ------------------------------------------------
           OWNED BY             9       SOLE DISPOSITIVE POWER

             EACH                       -0-
                                ------------------------------------------------
           REPORTING            10      SHARED DISPOSITIVE POWER

            PERSON                      1,630,436

             WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,849,545 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
------------------------
1 See Item 6 of the Original 13D for description of the Stockholders Agreement. The Fund may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own shares of Common Stock owned by Mortimer B. Fuller, III as a result of the Stockholders Agreement. The Fund disclaims beneficial ownership of such shares.

CUSIP No.         371559105

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------

                                7       SOLE VOTING POWER

           NUMBER OF                    -0-
                                ------------------------------------------------
            SHARES              8       SHARED VOTING POWER

         BENEFICIALLY                   1,849,545 (1)
                                ------------------------------------------------
           OWNED BY             9       SOLE DISPOSITIVE POWER

             EACH                       -0-
                                ------------------------------------------------
           REPORTING            10      SHARED DISPOSITIVE POWER

            PERSON                      1,630,436

             WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,849,545 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
------------------------
1 See Item 6 of the Original 13D for description of the Stockholders Agreement. BBH&Co. may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own shares of Common Stock owned by Mortimer B. Fuller, III as a result of the Stockholders Agreement. BBH&Co. disclaims beneficial ownership of such shares.

CUSIP No.         371559105

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                                7       SOLE VOTING POWER

           NUMBER OF                    2,103
                                ------------------------------------------------
            SHARES              8       SHARED VOTING POWER

         BENEFICIALLY                   1,849,545 (1)
                                ------------------------------------------------
           OWNED BY             9       SOLE DISPOSITIVE POWER

             EACH                       2,103
                                ------------------------------------------------
           REPORTING            10      SHARED DISPOSITIVE POWER

            PERSON                      1,630,436

             WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,851,648 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
------------------------
1 See Item 6 of the Original 13D for description of the Stockholders Agreement. Long may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own shares of Common Stock owned by Mortimer B. Fuller, III as a result of the Stockholders Agreement. Long disclaims beneficial ownership of such shares.

CUSIP No.         371559105

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                                7       SOLE VOTING POWER

           NUMBER OF                    -0-
                                ------------------------------------------------
            SHARES              8       SHARED VOTING POWER

         BENEFICIALLY                   1,849,545 (1)
                                ------------------------------------------------
           OWNED BY             9       SOLE DISPOSITIVE POWER

             EACH                       -0-
                                ------------------------------------------------
           REPORTING            10      SHARED DISPOSITIVE POWER

            PERSON                      1,630,436

             WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,849,545 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
------------------------
1 See Item 6 of the Original 13D for description of the Stockholders Agreement. Tucker may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own shares of Common Stock owned by Mortimer B. Fuller, III as a result of the Stockholders Agreement. Tucker disclaims beneficial ownership of such shares.

                  This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is

filed by the undersigned to amend and supplement the Schedule 13D filed on

December 12, 2000 (the "Original 13D") relating to the Class A common stock, par value $.01 per share (the "Common Stock"), of Genesee & Wyoming Inc., a Delaware

corporation (the "Company"), beneficially owned by the Reporting Persons (as defined below), through their respective holdings of Series A Redeemable

Convertible Participating Preferred Stock, par value $.01 per share ("Preferred

Stock") of the Company convertible into Common Stock at the option of the holder. The Company's principal executive office is located at 66 Field Point

Road, Greenwich, Connecticut 06830. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.


Item 1.  SECURITY AND ISSUER.
         -------------------

                  No change.


Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

                  No change.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

                  Item 3 is hereby amended and restated in its entirety as

follows:

                  Pursuant to a Stock Purchase Agreement, dated as of October

19, 2000 (the "Stock Purchase Agreement"), by and between the Company and the

Fund, on December 12, 2000 the Company issued, and the Fund acquired from the

Company, 20,000 shares of Preferred Stock.

                  The consideration paid by the Fund for the shares of Preferred

Stock it purchased under the Stock Purchase Agreement on December 12, 2000 was

$20,000,000
in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

                  On December 11, 2001, in accordance with Section 2.1(b)(ii) of the Stock Purchase Agreement, the Fund purchased an additional 5,000 shares of

Preferred Stock. The consideration paid by the Fund for such shares of Preferred

Stock was $5,000,000 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

                  Copies of the Stock Purchase Agreement and the Certificate of

Designation of the Preferred Stock were filed as EXHIBIT 1 and EXHIBIT 2,

respectively, to the Original 13D and are hereby incorporated by reference. The

Fund also entered into a Registration Rights Agreement, dated as of December 12,

2000 (the "Registration Rights Agreement"), among the Company, the Fund and the other parties signatory thereto, pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund and all other shares of Common Stock held by the Fund. A copy of the Registration Rights Agreement was filed as EXHIBIT 3 to the Original 13D and is hereby incorporated by reference.


Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

                  No change.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a) through (c).

                  1.       FUND. As of the date hereof, after giving effect to

the acquisition of 5,000 shares of Preferred Stock by the Fund on December 11,

2001 and assuming the conversion of the shares of Preferred Stock held by the

Fund into shares of Common Stock as of such date, the Fund may be deemed to beneficially own 1,630,436 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Exchange Act and there being 5,757,981 shares of Common Stock outstanding as of December 3, 2001

(as reported by the Company in the Preliminary Prospectus Supplement to the

Prospectus dated November 29, 2001 as filed with the Securities and Exchange

Commission on December 6, 2001), represents approximately 24.7% of the outstanding shares of Common Stock.

                  As described in Item 6 of the Original 13D, the Fund and

Mortimer B. Fuller, III ("Fuller") are parties to a Stockholders Agreement the result of which may be that the Fund may be deemed to beneficially own Fuller's shares in addition to its own. If this were the case, the Fund may be deemed to beneficially own 1,849,545 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Exchange Act and there being 5,757,981 shares of Common Stock outstanding as of December 3, 2001

(as reported by the Company in the Preliminary Prospectus Supplement to the

Prospectus dated November 29, 2001 as filed with the Securities and Exchange

Commission on December 6, 2001), represents approximately 24.7% of the outstanding shares of Common Stock. The Fund disclaims beneficial ownership of

Fuller's shares.

                  2.       BBH&CO. By virtue of BBH&Co.'s relationship with the

Fund, BBH&Co. may be deemed to beneficially own 1,630,436 shares of Common

Stock,
which, based on calculations made in accordance with Rule 13d-3(d) of the

Exchange Act, and there being 5,757,981 shares of Common Stock outstanding as of

December 3, 2001 (as reported in the Company's Preliminary Prospectus Supplement to the Prospectus dated December 6, 2001 as filed with the Securities and

Exchange Commission on December 6, 2001), represents approximately 22.1% of the outstanding shares of Common Stock. As described in Item 6 of the Original 13D,

the Fund and Fuller are parties to a Stockholders Agreement the result of which may be that BBH&Co. may be deemed to beneficially own Fuller's shares in addition to its own. If this were the case, BBH&Co. may be deemed to have beneficial ownership of 1,849,545 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the

Exchange Act and there being 5,757,981 shares of Common Stock outstanding as of

December 3, 2001 (as reported by the Company in the Preliminary Prospectus

Supplement to the Prospectus dated November 29, 2001 as filed with the

Securities and Exchange Commission on December 6, 2001), represents approximately 24.7% of the outstanding shares of Common Stock. BBH&Co. disclaims beneficial ownership of Fuller's shares.

                  3.       LONG AND TUCKER. By virtue of the resolution adopted

by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, Long may be deemed to beneficially own 1,632,539 shares of Common Stock (which includes 2,103 shares of Common Stock consisting of units under the Company's

Deferred Stock Plan for Non-

Employee Directors and options to purchase 1,000 shares of the Common Stock) and

Tucker may be deemed to beneficially own 1,630,436 shares of Common Stock,

respectively, which, based on calculations made in accordance with Rule 13d-3(d)

promulgated under the Exchange Act and there being 5,757,981 shares of Common

Stock outstanding as of December 3, 2001 (as reported by the Company in the

Preliminary Prospectus Supplement to the Prospectus dated November 29, 2001 as filed with the Securities and Exchange Commission on December 6, 2001),

represents approximately 22.1% and 22.1%, respectively, of the outstanding shares of Common Stock.

                  As described in Item 6 of the Original 13D, the Fund and

Fuller are parties to a Stockholders Agreement the result of which may be that

Long and Tucker be deemed to beneficially own Fuller's shares in addition to its own. If this were the case, Long may be deemed to have beneficial ownership of

1,851,648 shares of Common Stock (which includes 2,103 shares of Common Stock consisting of units under the Company's Deferred Stock Plan for Non-Employee

Directors and options to purchase 1,000 shares of the Common Stock) and Tucker may be deemed to have beneficial ownership of 1,849,545 shares of Common Stock,

respectively, which, based on calculations made in accordance with Rule 13d-3(d)

promulgated under the Exchange Act and there being 5,757,981 shares of Common

Stock outstanding as of December 3, 2001 (as reported by the Company in the

Preliminary Prospectus Supplement to the Prospectus dated November 29, 2001 as filed with the Securities and Exchange Commission on December 6, 2001),

represents approximately 24.7% and 24.7%, respectively, of the outstanding shares of Common Stock. Long and Tucker disclaim beneficial ownership of

Fuller's shares.

                  Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I to the original 13D,
beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of any securities owned by any member of the group.

                  (e)      Not applicable.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE COMMON
         STOCK OF THE ISSUER.
         ------------------------------------------

                  No change.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

                  No change.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2001

                                   THE 1818 FUND III, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long


                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker